Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
 (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2009	2010

Net Income	$129	$139
Equity in earnings of unconsolidated affiliates, net of distributions	(8)	6
Income taxes	81	119
Capitalized interest	(1)	(2)
	201	262

Fixed charges, as defined:

Interest	107	103
Capitalized interest	1	2
Interest component of rentals charged to operating income	5	12
Total fixed charges	113	117

Earnings, as defined	$314	$379

Ratio of earnings to fixed charges	2.78	3.24